Exhibit 99.1

Pixie Dust Technologies, Inc. Announces

Fiscal Year 2024 Financial Results

New York, NY and Tokyo, Japan, August 22, 2024 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, today announced its financial results for the fiscal year ended April 30, 2024.

Fiscal Year Financial Results

The Company’s audited financial statements for the fiscal year ended April 30, 2024 and the related notes, and related management’s discussion and analysis of the Company’s financial condition and results of operations can be found in the Company’s Annual Report on Form 20-F filed with the SEC, a copy of which can also be found on the Company’s website. The Company’s functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience conversions provided in this press release of Japanese yen into U.S. dollars have been made at the exchange rate of ¥157.54 US$1.00, which was the foreign exchange rate on April 30, 2024 as reported by the Board of Governors of the Federal Reserve System. All figures are expressed in Japanese Yen and United States dollars unless otherwise stated.

●	Total Revenue increased by 40.9% from ¥704,712 thousand in the fiscal year ended April 30, 2023 to ¥993,021 thousand ($6,303 thousand) in the fiscal year ended April 30, 2024, primarily due to increases in product revenue of ¥340,205 thousand, partially offset by a decrease in commissioned research and development of ¥23,433 thousand with the remaining decrease being predominately due to decreases in solution service.

●	Product Sales were ¥523,154 thousand ($3,320 thousand) in the fiscal year ended April 30, 2024, representing a 186.0% increase from the prior year. This increase is primarily attributed to the sales of the following products: kikippa (launched in April 2023), SonoRepro (launched in November 2022) and iwasemi (launched in July 2022).

●	Services Sales declined to ¥469,867 thousand ($2,983 thousand) in the fiscal year ended April 30, 2024 from ¥521,763 thousand in the prior year. This decline in services is primarily due to our decision to reallocate resources to product sales.

●	Research and Development Expenses declined by 25.3% from ¥686,557 thousand in fiscal year 2023 ended April 30, 2023 to ¥512,997 thousand ($3,256 thousand) in the fiscal year ended April 30, 2024. This decline is primarily due to a shift in focus from the research and development of kikippa and VUEVO to product commercialization.

●	Selling, General and Administrative Expenses increased by 16.2% from ¥1,856,056 thousand for the fiscal year ended April 30, 2023 to ¥2,155,860 thousand ($13,684 thousand) for the fiscal year ended April 30, 2024, mainly due to increases in marketing promotion expenses and personnel costs for sales and marketing staff as we expand our marketing and sales efforts for our products, with the remaining increase related to rent expense and depreciation expenses in connection with transferring to our new headquarters.

●	Our other income, net increased by 47.4% from ¥43,798 thousand for the fiscal year ended April 30, 2023 to ¥64,567 thousand ($409 thousand) for the fiscal year ended April 30, 2024, primarily due to an increase in foreign exchange remeasurement gains on cash held in U.S. dollars as a result of the receipt of the net proceeds from the initial public offering of our ADSs, as well as a gain related to the change in fair value of warrants liability, partially offset by a decrease in insurance proceeds. During the year ended April 30, 2023, we received insurance proceeds related to a claim for losses that occurred in the year ended April 30, 2022. There were no such proceeds during the year ended April 30, 2024.

●	Net loss. We have incurred significant operating losses to date and negative cash flows since our inception. We incurred net loss of ¥1,965,491 thousand for the year ended April 30, 2023, and ¥1,974,536 thousand ($12,534 thousand) for the year ended April 30, 2024. As of April 30, 2024, we had an accumulated deficit of ¥6,356,788 thousand ($40,350 thousand). Our primary use of capital resources has been to conduct research and development activities, expand our marketing and sales efforts for our products, organize and staff our Company, develop our business plan, secure related intellectual property rights, and raise capital.

●	Our principal sources of liquidity were cash and cash equivalents totaling ¥2,135,513 thousand as of April 30, 2023 and ¥1,607,763 thousand ($10,205 thousand) as of April 30, 2024, which were held and used for working capital purposes. Our cash and cash equivalents are comprised of cash on hand, demand deposits, and time deposits maintained at various financial institutions.

Forward-Looking Statements

Certain statements contained in this press release, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in our most recent annual report for the fiscal year ending April 30, 2024, filed under cover of Form 20-F with U.S. Securities and Exchange Commission, under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include our expectations regarding our revenue, expenses, and other operating results.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com